Exhibit 99.1

Overland ADCT BioPharma Appoints Eric Koo as Chief Executive Officer

• Senior pharmaceutical executive with deep oncology experience in Asia formerly of Takeda, MSD, Bayer and Pfizer

BOSTON, SHANGHAI and LAUSANNE, Switzerland, April 6, 2021 – Overland ADCT BioPharma, a joint venture created by Overland Pharmaceuticals and ADC Therapeutics SA (NYSE: ADCT), today announced the appointment of Eric Koo, BSc, MBA, as Chief Executive Officer. Mr. Koo brings more than 25 years of pharmaceutical industry and business management experience to Overland ADCT BioPharma with a proven track record of executing successful drug approvals and launches across Asia.

“Overland ADCT BioPharma has a tremendous opportunity to bridge the clinical gap between the U.S., Europe and Asia through the expanded reach of innovative cancer medicines like antibody drug conjugates,” said Eric Koo, BSc, MBA. “It is an honor to assume the role of Chief Executive Officer and I look forward to working closely with both teams at Overland Pharmaceuticals and ADC Therapeutics to develop and commercialize the pipeline in greater China and Singapore.”

Mr. Koo most recently served as Vice President, Head of Oncology Business Unit at Takeda China focusing on multiple myeloma and lymphoma. Prior to Takeda China, Mr. Koo served as Director, Oncology Business Unit and Director, Market Access, External Affairs & Key Account Management at Merck, Sharp and Dome (MSD) Taiwan. Prior to MSD, he served as Regional Marketing Director for APAC & Specialty Care BU Head, Malaysia/Singapore at Bayer APAC. Mr. Koo started his pharmaceutical career at Pfizer, spending 16 years in various sales, product management and marketing positions at both Pfizer Taiwan and Pfizer Emerging Market Asia & China, including six years as the China/APAC Regional Marketing Director for Oncology.

Mr. Koo earned his BSc in Pharmacy from Taipei Medical University and his MBA from the University of North Carolina at Charlotte, Belk College of Business.

“Eric joins Overland ADCT BioPharma at an important time in the joint venture’s evolution as the U.S. PDUFA date for Lonca quickly approaches this May,” said Chris Martin, Chief Executive Officer of ADC Therapeutics. “We are thrilled to welcome a highly qualified, respected and visionary leader like Eric to lead Overland ADCT BioPharma in its quest to develop and commercialize Lonca and other ADCs for difficult-to-treat hematologic and solid tumor indications in greater China and Singapore.”

“Eric’s deep expertise and history of expanding access to life-changing cancer therapies in greater China and beyond gives me great confidence in Overland ADCT Biopharma’s ability to fulfill its mission of bringing innovative ADC medicines to patients in Asia and around the world,” said Ed Zhang, MBA, Co-founder of Overland Pharmaceuticals. “Since its launch in December 2020, Overland

ADCT BioPharma has submitted two clinical trial applications to evaluate Lonca, underscoring the differentiated scale, speed and execution of this strategic business model. We look forward to supporting the advancement of Overland ADCT BioPharma’s pipeline under Eric’s leadership.”

The lead program in the Overland ADCT BioPharma pipeline is Lonca, an ADC composed of a humanized monoclonal antibody directed against human CD19 and conjugated to a pyrrolobenzodiazepine (PBD) dimer cytotoxin. Lonca has been evaluated by ADC Therapeutics in a pivotal Phase 2 clinical trial in patients with relapsed or refractory DLBCL and is in two ongoing trials – a Phase 1/2 trial in combination with ibrutinib in patients with relapsed or refractory DLBCL or mantle cell lymphoma and a Phase 3 confirmatory trial in combination with rituximab in patients with relapsed or refractory DLBCL. The Overland ADCT BioPharma portfolio also includes the clinical-stage candidates ADCT-602 targeting CD22, which is currently in a Phase 1/2 clinical trial in patients with relapsed or refractory acute lymphoblastic leukemia, and ADCT-601 targeting AXL, which is currently in a Phase 1 clinical trial in patients with selected advanced solid tumors. ADCT-901 targeting KAAG1 is in preclinical development for the treatment of advanced solid tumors with high unmet medical needs.

About Overland ADCT BioPharma

Overland ADCT BioPharma, a joint venture created by Overland Pharmaceuticals and ADC Therapeutics, is developing and commercializing four of ADC Therapeutics’ antibody drug conjugate (ADC) product candidates for difficult-to-treat hematologic and solid tumors – loncastuximab tesirine (Lonca), ADCT-601, ADCT-602 and ADCT-901 – in greater China and Singapore.

About ADC Therapeutics

ADC Therapeutics SA (NYSE: ADCT) is a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of potent and targeted antibody drug conjugates (ADCs) for patients with hematological malignancies and solid tumors. The Company has created a deep clinical pipeline by combining its decades of experience and strategic target selection with proprietary next-generation pyrrolobenzodiazepine (PBD) technology. The Company’s Biologics License Application for its lead product candidate, loncastuximab tesirine (Lonca, formerly ADCT-402) for the treatment of relapsed or refractory diffuse large B-cell lymphoma was given priority review status by the U.S. Food and Drug Administration and a Prescription Drug User Fee Act (PDUFA) target date of May 21, 2021. The Company’s second lead product candidate, camidanlumab tesirine (Cami, formerly ADCT-301), is being evaluated in a 117-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory Hodgkin lymphoma.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

About Overland Pharmaceuticals

Overland Pharmaceuticals is building a fully integrated biopharma company with a mission to bring innovative medicines to underserved patients in Asia and around the world. By leveraging our resources, global network, and local expertise across the biopharma ecosystem in Asia, Overland is establishing a portfolio of differentiated therapeutic candidates in a few carefully selected therapeutic areas. Through formative partnerships, Overland will move forward the development and commercialization of the most promising advances in medicine. www.overlandpharma.com

ADC Therapeutics Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business strategy, product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, planned commercialization activities, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Contact

Overland Pharmaceuticals

Kari Watson or Madeline Davidshofer

MacDougall

kwatson@macbiocom.com or mdavidshofer@macbiocom.com

+1 781-235-3060

ADC Therapeutics

Investors
Eugenia Litz

ADC Therapeutics

Eugenia.Litz@adctherapeutics.com

Tel.: +44 7879 627205

Amanda Hamilton
ADC Therapeutics
amanda.hamilton@adctherapeutics.com
Tel.: +1 917 288 7023

EU Media
Alexandre Müller
Dynamics Group
amu@dynamicsgroup.ch
Tel: +41 (0) 43 268 3231

USA Media
Annie Starr
6 Degrees
astarr@6degreespr.com
Tel.: +1 973-768-2170